Exhibit 99.1

For Immediate Release

Contact:	Gérard Soula, C.E.O	Stephen H. Willard, Chief Financial Officer
	Frédérick Simonin, Marketing Assistant	Tel: (202) 862-8400
	Tel.: (33) 4-72-78-34-34	Fax: (202) 862-3933
	Fax: (33) 4-72-78-34-35	E-Mail: Willard@flamel.com
E-Mail: Soula@flamel.com
Simonin@flamel.com

Flamel Technologies Announces Third Quarter Earnings of $0.15 per Share;
Increase in Cash Position to $14.6 million

Q3 2002 is the fourth consecutive breakeven or positive quarter for FLML

LYON, France—October 22, 2002—Flamel Technologies (Nasdaq:FLML) today announced its financial results for the third quarter of 2002.

For the third quarter, Flamel reported total revenues of $6.4 million, compared to $2.6 million in the third quarter of 2001. Expenses increased to $4.1 million, from $3.4 million in the third quarter of 2001. Net income in the third quarter of 2002 was $2.4 million, compared to a loss of ($0.7) million in the third quarter of last year.

Net income per share for the third quarter of 2002 was $0.15, compared to a net loss per share in the third quarter of 2001 of ($0.04). Cash on hand at the end of the quarter was $14.6 million, with an additional $2.9 million in accounts receivable.

Flamel’s third quarter revenues included license and research revenues of $5.4 million, which reflected a $4.0 million milestone payment from Servier in respect of the licensing agreement announced in January 2002. These revenues exceeded license and research revenues of $2.0 million in the third quarter of 2001.

Product sales and services increased to $0.7 million, compared to $0.4 million in the third quarter of 2001, led by greater toll manufacturing revenues. Royalties to Flamel on sales of Corning’s Sunsensor® lenses declined slightly to $0.2 million from $0.3 million in the third quarter of 2001.

Costs and expenses of Flamel increased to $4.1 million, from $3.4 million in the third quarter of 2001, largely as a result of an increase in reported R&D costs.

This increase in costs, up $0.6 million to $2.9 million in the third quarter of 2002, from $2.3 million in the third quarter of 2001, results largely from changes in the exchange rate of the Euro to the U.S. dollar and does not reflect increased cash expenditure for R&D costs.

SG&A increased to $0.9 million from $0.8 million, while costs of goods and services sold increased to $0.8 million, from $0.5 million, due to increased toll manufacturing.

“Once again, Flamel has posted a strong quarter based on our technical achievement “, said Dr Gerard Soula, president and chief executive officer of Flamel. “Flamel’s success with Servier, represented by their payment to us this quarter of a $4 million technical milestone, is indicative of the maturity and level of success we enjoy with our Micropump® technology platform. I believe that Flamel is increasingly recognized within the bio-pharmaceutical industry and that our two technology platforms, led initially by our Micropump® technology, will continue to be an important driver of the company’s results for the foreseeable future.”

“This is the fourth consecutive quarter of breakeven or positive net income for Flamel,” said Stephen Willard, chief financial officer of Flamel. “We continue to improve our cash position by actively working to control costs, while achieving new technical milestones and attracting new partners.”

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel’s Medusa® technology is designed to deliver therapeutic proteins. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs.

Flamel’s expertise in polymer science has also been instrumental in the development of a photochromic eyeglass lens product now marketed by Corning Inc.

This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.
These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2001.

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     Schedule Attached

FLAMEL TECHNOLOGIES S.A.
CONSOLIDATED STATEMENT OF OPERATIONS
(Amounts in thousands of dollars except share data)

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2002	2001	2002	2001
	US Dollars	US Dollars	US Dollars	US Dollars
REVENUES
License and research revenue	5,441	1,195	10,801	6.219
Product sales and services	653	354	1.967	1.493
Royalties and other income	263	276	3.194	814
Total Revenues	6,357	2,625	15.962	8.256
COSTS and EXPENSES
Cost of goods and services sold	(457)	(286)	(1,538)	(1,522)
Research and development	(2,929)	(2,320)	(8,624)	(7,607)
Selling, general and administrative	(745)	(746)	(2,536)	(2,434)
Stock compensation expense	(3)	(5)	(13)	(18)
Total Costs and Expenses	(4,134)	(3,357)	(12,711)	(11,581)
INCOME, (LOSS) FROM OPERATIONS	2,223	(732)	3,251	(3,055)
Interest income, net	78	75	156	213
Foreign exchange gain	72	(9)	(75)	47
NET INCOME, (LOSS)	2,373	(666)	3,332	(2,795)
NET INCOME, (LOSS) PER SHARE	$0.15	$(0.04)	$0.21	$(0.17)
Diluted profit per share	$0.14	—	$0.19	-
Weighted average number of ordinary shares outstanding	16,198	16,198	16,198	16,198

(UNAUDITED)